2024 REPORT

ByteNite



Distributed
Computing
ByteNite

LETTER

Dear investors,

Dear investors,
It has been a year since our WeFunder campaign closed, and I want to take a moment to express my gratitude for your support, which has significantly contributed to our company's growth over the past year. With over $100,000 raised from all of you, we invested in research and development and maintained our presence in the Bay Area, which led to our acceptance into the Techstars San Francisco accelerator. Your endorsement has resulted in this remarkable achievement, which characterizes less than 1 startup out of every 1,000! Congratulations on placing your trust in the right company. However, while we celebrate our achievements so far, we recognize that they are merely checkpoints in our growth journey. New opportunities and challenges lie ahead, and we will tackle them with

the same determination that has characterized our past year.

You may have noticed that our company has significantly changed its messaging and shifted its business model, now focusing on a serverless computing approach while de-prioritizing the crowdsourced aspect. I want to clarify that the crowdsourced model you invested in remains one of the core pillars of our strategic vision. We aim to become a global provider of compute power by sourcing from both traditional and non-traditional providers, creating a profitable regulated compute-sharing economy. However, the path to achieve this is not linear, as marketplace companies like Uber and Airbnb teach us. The first step in developing our compute-sharing economy is to create a product that appeals to customers, rather than just users. This requires a deep understanding of our customers' challenges and developing a product that addresses those challenges better than our cloud computing competition. That's exactly what we focused on last year, resulting in the conception and implementation of an SDK that allows customers to build serverless applications on ByteNite using their preferred programming languages. We extensively explored use cases and similar implementations to learn how to adapt our technology to serve this goal. We managed to save 80% of our technology and encapsulate it into a powerful developer platform that is now approaching release.

Once our business has established a steady customer base and our product has reached a satisfactory level of maturity, we will pursue ways to integrate our original idea into our business. This includes opening up the adoption of our Worker App by non-cloud suppliers, such as private hardware owners.

We truly look forward to having you continue with us on our journey through both phases of our company, anticipating ongoing success and mutual growth.

Thank you!

We need your help!

After refining our business strategy and pivoting our product based on valuable feedback from interested CTOs, we are finally ready to launch our solution to the market and create a meaningful impact. The cloud infrastructure space is complex and dominated by large players, which has made venture capitalists more cautious; they prefer to see minimal traction before investing in a pre-seed round. Since solutions like ours require time to mature and satisfy cloud users, we have had to adjust our pre-seed fundraising timeline. However, we are very close to releasing our product and generating usage, traction, and recurring revenue. At this crucial juncture, we are looking for support from smaller, team-focused, long-term investors who can help us accelerate the growth of our startup. This support will ensure the uninterrupted continuation of our roadmap and ultimately pave the way for a larger funding round later this year.

By investing in our project, regardless of the amount, you will gain access to a limited-time deal on our valuation while ByteNite is still relatively unknown. You will be contributing to our product release scheduled for Q2 of 2025 and securing your position as an early supporter of ByteNite before larger venture capital firms join us later this year.

Sincerely,

Fabio Caironi

CEO & Founder

Raffaele Di Crosta

DIRECTOR

Giorgio Finaurini

Director

How did we do this year?



REPORT CARD

B+

☺ The Good

ByteNite was selected from a thousand startups to participate in the inaugural Techstars accelerator in San Francisco.

We raised an additional $185,000 through angel investors, sustaining our Pre-Seed growth.

We assembled a team of two developers, a product owner, and a product manager and accelerated product development by over 3x.

☹ The Bad

Technical challenges and time constraints while focusing on business development delayed our product release schedule.

Engaged in discussions with multiple business customers but couldn't finalize deals due to the product's lack of readiness.

Our founding engineer left. We addressed this by hiring a small offshore engineering team, but delays occurred.

2024 At a Glance

January 1 to December 31



$86 [48%]
Revenue



-$221,102
Net Loss



$63 [99%]
Short Term Debt



$409,085
Raised in 2024

$43,525
Cash on Hand
As of 03/16/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$166 $86



-$211,967   -$221,102

2023   2024

Net Margin: -257,875%   Gross Margin: 0%   Return on Assets: -40%   Earnings per Share: -$0.03

Revenue per Employee: $86   Cash to Assets: 17%   Revenue to Receivables: ~   Debt Ratio: 22%

📄 Review_report_2022.pdf   📄 ByteNite_Inc_GAAP_Financials_2023_2024.pdf



We ❤ Our 144 Investors

Thank You For Believing In Us

Pramod Rustagi	Devin D. Thorpe	Victor Powell	Tim Jackson	Samuel K Ameyaw M...	Hrvoje Galić
Tom Wright	Max Life	Mirko Turrina	Surya Deo Prasad-...	Jeff Schulman	David Vandeveer
Mical Salmonson	Kristin Retherford	Edoardo Marcantoni	Jana Lee Aspin	Badal Haider	Hatem Rowaihy
David Macario	William Kissinger	Giorgio Finaurini	Iran E Spradley	Juan Carlos	Nick Zhang
Prima Star LLC	Claudio Ricci	Rohan Bollareddi	G. M. Debois	Ali Abdulla Rashed...	Luigi Ferri
Alessia Bignami	Raffaele Di Crosta	Giorgio Bignami	Lorenzo Bignami	Robby Roberto Ispas	Carmen Lipani
Daniele Ragusa	Joshua Ganino	Russell Kriewald	Alessandro Marcon	Sai Kumar Yerubandi	Paola Serra
Zachary Phillips	Sean Winner	Davide Cardinale	Alessandro Cannas	Irene Fumagalli	J Estabrook
Attilio Meoli	Terence Yancey	Martina Caironi	Deen A	Michael Plath	Moonshot DisruptX
Eric Egana	XAOS Finance	Cevdet Uygar Aksoy	Jane Henkels	Nana Brown	Christophe Druet
Vittorio Viozzi	Tim Stiller	Giovanni Cimini	Art James	Emanuele Di Molfetta	Orietta Zagaglia
Donato Di PIERRO	Fred Lherbier	Cody Slingerland	Atsuhiro Aiyama	Yashas Bhushappagala	Alessandro Desogos
Daivik Poonja	Ahmed Almatrooshi	Majed Rashed...	Gabriel Cerioni	Nagoor Haja	Waqar Rizvi
Omar Nazarri	Matteo Carraro	Simonetta Di Crosta	Daniele Colletta	Marvin Sorto	Francesca Macetti
Roberto Avesini	Caroline HUSSLER	Francesco Gambetti	Giuliana Mulas	[deleted user]	Peter B Shanosky
Brian Smolens	Colin Ringleib	Gaurav Tulsyan	Jeff Young	Matthew Morford	David Kindopp
Nasim Jaghoori	Nicola Lopes Da Cruz	Khris Persaud	Colletta ALESSIO	Emanuele Colletta	Alfredo Piergallini
Danny Lee	Rajesh Bhojwani	Scott Hilsen	Mariam G.	Geogy Philip	Jahanguir Azodi
Edward Kelly Medlock	Nicola Alberto Di...	Gaspare Mattarella	Alberto Kinspergher	Massimiliano Sartirani	Frida Bonfanti
Leigh Kirk	Amy Russ	W Kim Colich	Ivan Rallo	Mario Soave	Marida Di Crosta
Emanuele Guidotti	Cioaca Mihaita				

Thank You!

From the ByteNite Team



Fabio Caironi 𝕏 in

CEO & Founder

Mathematics, statistics, and economics background. Inventor of a patent-pending method and system for high-throughput distributed computing.



Alessandro Cannas

Advisor

Google Bard PMM, AI & Marketing Expert, Bocconi Grad, Mentor



Paolo Privitera 𝕏 in

Advisor

Silicon Valley-based entrepreneur and investor, MIT MBA, 6X Founder, 4X Exit





Niccolò Castelli [in]

CTO

Software engineer for 17 years, business administration background, and 6+ years experience with startups.

RJ Sahni [in]

Business Development Manager

Strong team player with a background in economics and data science from Santa Clara University.



Lauren Glazer [in]

Head of Marketing

Berkeley graduate with 7 years of marketing, consulted 12+ startups internationally and in Silicon Valley



Raffaele Di Crosta [in]

Board Member & Investor

40-year experience in the electronic industry, CEO & Founder of Ksenia Security S.p.A.



Giorgio Finaurini [in]

Board Member

20-year experience in the electronic industry, CCO & Founder of Ksenia Security S.p.A.

Details

The Board of Directors

Director	Occupation	Joined
Giorgio Finaurini	CEO of Ksenia Security S.p.A. @ Ksenia Security S.p.A.	2022
Raffaele Di Crosta	President of Ksenia Security S.p.A. @ Ksenia Security S.p.A.	2022
Fabio Caironi	CEO of ByteNite Inc. @ ByteNite Inc.	2022

Officers

Officer	Title	Joined
Fabio Caironi	Secretary CFO CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Raffaele Di Crosta	3,350,000 Common Stock	41.6%
Fabio Caironi	4,000,000 Common Stock	49.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2022	$500,000	Safe	Section 4(a)(2)
03/2023	$50,000	Safe	Section 4(a)(2)
04/2023	$30,000	Safe	Section 4(a)(2)
06/2023	$20,000	Safe	Section 4(a)(2)
09/2023	$20,000	Safe	Section 4(a)(2)
03/2024	$103,085		4(a)(6)
04/2024	$50,000	Safe	Section 4(a)(2)
04/2024	$15,000	Safe	Section 4(a)(2)
06/2024	$103,000	Safe	Section 4(a)(2)
07/2024	$18,000	Safe	Section 4(a)(2)
09/2024	$20,000	Common Stock	Other
09/2024	$100,000		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/10/2024	$20,000 ❓		0.0%	$333,333	❓
09/12/2024	$100,000 ❓	5.0%	80.0%	$5,000,000	09/12/2026 ❓

Outstanding Debts

None.

Related Party Transactions

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,050,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Prior to achieving profitability, the company must address the risk of insufficient liquidity. This risk may not be resolved solely through debt or equity funding and may result in disruptions to the normal course of business. Additionally, the company may be forced to raise funds under unfavorable terms as a result of liquidity risk.

We will offer thorough Terms of Service that suit all types of customers and safeguard their data from being stolen. However, some customers may request us to sign more rigid contracts, which may not be possible due to our distributed computing method. This could hinder our ability to work with particular customer groups, such as government and security. Furthermore, as customer data is shared on untrusted devices, any data breaches that take place outside the company's Terms of Service could be attributed to the company.

To generate revenue, we need to target specific groups of customers who require scalable and cost-effective computing power, such as media companies, video producers, and AI developers, and any kind of organization that needs scalable cloud computing software. Our success depends on the number and size of deals we can secure with these businesses.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

ByteNite Inc.

Delaware Corporation
Organized February 2022
1 employees
1950 Broadway
Apt 1311
Oakland CA 94612 https://bytenite.com

Business Description

Refer to the ByteNite profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ByteNite is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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